

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 13, 2023

Lynn Kirkpatrick, Ph.D.
President, Chief Executive Officer & Director
Ensysce Biosciences, Inc.
7946 Ivanhoe Avenue, Suite 201
La Jolla, California 92037

> **Re: Ensysce Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 9, 2023**
> **File No. 333-269157**

Dear Lynn Kirkpatrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Kline, Esq.